EXHIBIT 10.10

STAGE STORES, INC.
NONSTATUTORY STOCK OPTION AGREEMENT

THIS AGREEMENT is made effective as of the _____ day of _____, _____ (the "Effective Date"), by and between **STAGE STORES, INC.,** a Nevada corporation (hereinafter called the "Company"), and _____, an employee of the Company, its subsidiaries or its affiliates (hereinafter called the "Employee").

WHEREAS, the Board of Directors of the Company (the "Board") has adopted the Stage Stores, Inc. Amended and Restated 2001 Equity Incentive Plan (the "Plan"); and

WHEREAS, the Company considers it desirable and in the Company's best interests that the Employee be given an opportunity to purchase Common Shares in furtherance of the Plan to provide incentive for the Employee to remain an employee of the Company, its subsidiaries or its affiliates and to promote the growth, earnings and success of the Company.

NOW, THEREFORE, in consideration of the premises, it is agreed as follows:

1. **GRANT OF OPTION.** The Company hereby grants to the Employee the right, privilege and option to purchase a total of _____ (_____) Common Shares (the "Stock Option"), in the manner and subject to the conditions as hereinafter provided. For purposes of this Agreement, "Common Shares" shall mean the Company's presently authorized voting common stock, par value $0.01, and "Option Shares" shall mean the number of Common Shares available under this Stock Option.

2. **OPTION PRICE.** The Option Price deliverable upon the exercise of a Stock Option shall be **$**_____ per Common Share (the "Option Price").

3. **TERM, VESTING AND LIMITATION ON EXERCISE.** The Stock Option may be exercised during a period of seven (7) years from the Effective Date of the Stock Option (the "Option Term"). The Stock Option may not be exercised after the expiration of its Option Term. The Stock Option shall not vest and become exercisable by Employee until _____, 20_____, at which time 100% of the Stock Option shall vest and become exercisable.

Notwithstanding the above, if the Employee retires or becomes permanently disabled (as each is determined by the Board in accordance with the Plan) or dies during the vesting period, the Employee shall become vested in the Option Shares according to the following vesting schedule:

Period from Effective Date	Cumulative Percentage of Option Shares Which May Be Exercised
Less than 1 year	33.3%
More than 1 year, but less than 2 years	66.7%
More than 2 years	100%

Notwithstanding the above, in the event of a Change of Control (as defined in Section 23 of this Agreement), all Option Shares granted under this Agreement shall immediately vest and be exercisable by Employee.

4.   PAYMENT OF OPTION PRICE. The entire Option Price with respect to the exercise of a Stock Option shall be payable in full at the time of the exercise of the Stock Option. The Option Price may be paid in cash or, in whole or in part, through the surrender of a portion of the vested Option Shares at the fair market value of the Common Shares on the exercise date or through previously acquired Common Shares at their fair market value on the exercise date. If Employee elects to surrender vested Option Shares in payment of all or a portion of the Option Price, such Option Shares surrendered shall be cancelled and Employee waives all rights thereunder. For purposes of this Agreement, fair market value means the closing price on that date, or on the next business day if that date is not a business day, of a Common Share as the price is reported on the applicable exchange or market on which the Common Shares are traded; provided that, if the Common Shares shall not be reported on an exchange or market, the fair market value of Common Shares shall be as determined in good faith by the Board in such reasonable manner as it may deem appropriate in accordance with applicable law. For purposes of this Agreement, reference to the "Board" shall include the Compensation Committee to the extent that the Board has designated the Compensation Committee to administer the Plan.

5.   NONQUALIFIED STOCK OPTION. The Stock Option granted under this Agreement shall be a "non-qualified" stock option subject to Section 83 of the Internal Revenue Code (the "Code"), and is not an "incentive stock option" within the meaning of Section 422 of the Code.

6.   DEATH OF EMPLOYEE. Upon the death of the Employee, the Stock Option, to the extent exercisable on the date of his or her death, may be exercised by the Employee's estate, or by a person who acquires the right to exercise the Stock Option by bequest or inheritance or by reason of the death of the Employee, provided that the exercise occurs within the remaining Option Term, but in no event more than one (1) year after the date of the Employee's death. Any portion of the Stock Option not exercised within such 1-year period shall terminate. The provisions of this Section 6 shall apply notwithstanding the fact that the Employee's employment may have been terminated prior to his or her death, but only to the extent of the portion of the Stock Option exercisable by the Employee on the date of his or her death.

7.   RETIREMENT OR DISABILITY OF EMPLOYEE. Upon the termination of the Employee's employment with the Company by reason of the retirement or permanent disability of the Employee (as each is determined by the Board in accordance with the Plan), the Employee may, within sixty (60) days from the date of the termination, exercise the Stock

Option to the extent the Stock Option was exercisable on the date of the termination of Employee's employment with the Company, provided that the exercise occurs within the remaining Option Term. Any portion of the Stock Option not exercised within such 60-day period shall terminate.

8.   OTHER TERMINATION OF EMPLOYMENT. Upon the termination of the Employee's employment with the Company other than as provided in Sections 6 and 7 above, the Employee may, within sixty (60) days from the date of the termination, exercise the Stock Option to the extent the Stock Option was exercisable on the date of the termination of Employee's employment with the Company, provided that the exercise occurs within the remaining Option Term. Any portion of the Stock Option not exercised within such 60-day period shall terminate.

9.   EXERCISE OF OPTION.

(a)   To exercise the Stock Option, the Employee or his or her successor shall give written notice to the Company's Treasurer at the Company's principal office, accompanied by full payment of the Option Price for the Common Shares being purchased and a written statement that the Common Shares are being purchased for investment and not with a view to distribution; however, this statement shall not be required if the Common Shares subject to the Stock Option are registered with the Securities and Exchange Commission. If the Stock Option is exercised by the successor of the Employee following the Employee's death, proof shall be submitted, satisfactory to the Company, of the right of the successor to exercise the Stock Option.

(b)   Common Shares issued pursuant to this Agreement which have not been registered with the Securities and Exchange Commission shall bear the following legend:

> **The Securities represented by this Certificate have not been registered under the United States Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The Securities may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.**

(c)   The Company shall not be required to transfer or deliver any certificate or certificates for Common Shares purchased upon any exercise of this Stock Option: (i) until after compliance with all then applicable requirements of law; and (ii) prior to admission of the Common Shares to listing on any stock exchange on which the Common Shares may then be listed. In no event shall the Company be required to issue fractional shares to the Employee or his or her successor.

10.   GENERAL RESTRICTIONS. The Stock Option shall be subject to the requirement that, if at any time the Board shall determine that (i) the listing, registration or qualification of the shares of Common Shares subject or related thereto upon any securities exchange or under any state or Federal law, (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the Employee with respect to the disposition of Common Shares is necessary or desirable as a condition of, or in connection with, the granting of the Stock Option or the issue or purchase of Common Shares thereunder, the granting of the Stock Option or the issue or purchase of the Common Shares may not be consummated in whole or in part unless the listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Board.

          11.   **ASSIGNMENT.** The rights under this Agreement shall not be assignable or transferable by the Employee, except by will or by the laws of descent and distribution. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the rights under this Agreement contrary to the provisions hereof shall be null and void and without effect. During the lifetime of the Employee, any right under this Agreement shall be exercisable only by the Employee or his or her guardian or legal representative.

          12.   **WITHHOLDING TAXES.** Whenever the Company proposes or is required to issue or transfer Common Shares under this Agreement, the Company shall have the right to require the Employee to remit to the Company an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for the Common Shares. Alternatively, the Company may issue or transfer the Common Shares net of the number of shares sufficient to satisfy the withholding tax requirements. For withholding tax purposes, the Common Shares shall be valued on the date the withholding obligation is incurred.

          13.   **RIGHT TO TERMINATE EMPLOYMENT.** Nothing in this Agreement shall confer upon the Employee the right to continue in the employment of the Company, its subsidiaries or its affiliates or affect any right which the Company, its subsidiaries or its affiliates may have to terminate the employment of the Employee.

          14.   **RIGHTS AS A SHAREHOLDER.** Neither the Employee, his or her legal representative, nor other persons entitled to exercise the Stock Option under this Agreement shall have any rights of a shareholder in the Company with respect to the shares issuable upon exercise of the Stock Option unless and until a certificate or certificates representing the Common Shares shall have been issued to him or her pursuant to the terms hereof.

          15.   **ADJUSTMENTS.** In the event of any change in the outstanding common stock of the Company by reason of stock splits, reverse stock splits, stock dividends or distributions, recapitalization, reorganization, merger, consolidation, split-up, combination, exchange of shares or the like, the Board shall appropriately adjust the number of Common Shares issued under this Agreement, the Option Price, and any and all other matters deemed appropriate the Board.

          16.   **STOCK RESERVED.** The Company shall at all times during the term of this Agreement reserve and keep available the number of Common Shares as will be sufficient to satisfy the terms of this Agreement.

          17.   **SEVERABILITY.** Every part, term or provision of this Agreement is severable from the others. Notwithstanding any possible future finding by a duly constituted authority that a particular part, term or provision is invalid, void or unenforceable, this Agreement has been made with the clear intention that the validity and enforceability of the remaining parts, terms and provisions shall not be affected thereby.

18. **NOTICE.** Any notice to be delivered under this Agreement shall be given in writing and delivered, personally or by certified mail, postage prepaid, addressed to the Company or the Employee at their last known address.

19. **GOVERNING LAW.** This Agreement shall be construed in accordance with and governed by the applicable Federal law and, to the extent otherwise applicable, the laws of the State of Nevada.

20. **HEADINGS.** The headings in this Agreement are for convenience only and shall not be used to interpret or construe the provisions.

21. **BINDING EFFECT.** This Agreement shall be binding upon and inure to the benefit of any successor or successors of the Company.

22. **INCORPORATION OF PLAN.** The Stock Option is granted pursuant to the terms of the Plan, which is incorporated herein by reference, and the Stock Option shall in all respects be interpreted in accordance with the Plan. Any capitalized term not otherwise defined in this Agreement shall have the meaning as defined in the Plan.

23. **CHANGE OF CONTROL.** In the event of a Change of Control, all Stock Options granted under this Agreement shall immediately vest and be exercisable by Employee. For purposes of this Agreement, a "Change of Control" shall be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Section 13(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities and within one (1) year after such "person" or "group" acquires 50% or more of the combined voting power of the Company (the "Trigger Date") the members of the Board immediately prior to the Trigger Date cease to constitute a majority of the Board, (ii) there shall be consummated any consolidation or merger of the Company in which the Company is not the surviving or continuing corporation or pursuant to which shares of the Company's Common Shares would be converted into cash, securities or other property, other than a merger of the Company in which the holders of the Company's Common Shares immediately prior to the merger have (directly or indirectly) at least a 51% ownership interest in the outstanding Common Shares of the surviving corporation immediately after the merger, or (iii) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company, except for any sale, lease exchange or transfer resulting from any action taken by any creditor of the Company in enforcing its rights or remedies against any assets of the Company in which such creditor holds a security interest.

IN WITNESS WHEREOF, the parties hereto have caused this Nonstatutory Stock Option Agreement to be executed as of the Effective Date.

"COMPANY"   STAGE STORES, INC.,

                      By:_____
                          Ronald Lucas, EVP, Human Resources

"EMPLOYEE"

                      _____
                      _____, an individual